Exhibit 99.2

First Quarter Report
2005

For the period ended March 31, 2005

IMI International Medical Innovations Inc.
Toronto Stock Exchange: IMI
American Stock Exchange: IME
www.imimedical.com

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. is pleased to announce financial and operating results for the first quarter of fiscal 2005 ended March 31, 2005.

Overview
The first few months of 2005 have been highly successful, with a number of achievements that will contribute to the long-term success of our cardiovascular product family.

IMI’s first product, PREVU* Point of Care (POC) Skin Sterol Test, was made available for sale to medical professionals in the United States, Canada and select European markets. McNeil is actively promoting PREVU* POC through a number of innovative marketing programs, including eight medical conferences in major world markets, where they are targeting cardiologists, and directly to specific health care programs and providers.

In addition, new data on PREVU* presented in high-profile scientific and medical forums heightened the visibility of our unique approach. In March, new data presented at the American College of Cardiology annual meeting showed the relationship between skin sterol and increased carotid intima-media thickness (CIMT) in patients with no symptoms of disease. CIMT is a marker of atherosclerosis and an independent predictor of heart attack and stroke. This strong association with increased CIMT suggests that skin sterol testing may help to identify asymptomatic patients who could benefit from more intensive interventions.

Subsequent to quarter end, new data presented at the 6th Annual Arteriosclerosis, Thrombosis and Vascular Biology conference, sponsored by the American Heart Association, showed that patients with elevated skin sterol and a high Framingham global risk score have a significantly higher risk of multi-vessel disease. To date, an additional three scientific papers have been accepted for publication in 2005.

Furthermore, we have realized a key strategic objective with the start of the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) clinical trial, a 25,000-patient study in the life insurance testing industry using PREVU* LT Skin Sterol Test, the lab-processed format of our technology. This study will generate valuable new data on PREVU* LT, with interim results expected by early fall.

With supportive clinical data from the insurance study, McNeil expects to be in a position to launch PREVU* LT this year, which will fulfill a central element of the strategy to have multiple products available in different segments of the market at the same time. It also positions us to receive other milestone payments from McNeil. McNeil continues to meet with life insurance companies to prepare for the upcoming launch of PREVU* LT.

Our cancer program is likewise advancing, with the start of a pivotal study for the company’s breast cancer screening test at the University of Louisville. The successful completion of this study will provide the data needed to design a larger trial aimed at regulatory approval. We are continuing to work towards finalizing a major study for our colorectal cancer screening test, ColorectAlert™, and expect to have new data on our lung cancer test, LungAlert™, later this summer.

Additionally, IMI’s market reach was broadened when a new patent related to our process for quantifying color-change reactions in the presence of disease in humans was granted by the Australian Patent Office. This color-reading system, used throughout IMI’s product line, is patent pending in key regions globally. Additionally, we filed a new patent for an alternative format of the PREVU* test, in keeping with our strategy to control and develop all relevant technologies that could be applied to our tests.

IMI First Quarter 2005 Report

Patent Update
The U.S. Patent and Trademark Office (U.S. PTO) granted an extension for the submission of IMI’s request for consideration to accept unavoidably delayed payments of maintenance fees for two U.S. patents related to IMI’s skin sterol technology. As disclosed in February, the U.S. PTO has asked for more information regarding the credentials and procedures of IMI’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.

Outlook
IMI has already achieved a number of important strategic objectives in the year to date, and our outlook for the remainder of 2005 is positive.

Acceptance and excitement about PREVU* is growing. While we expect to see sales build through late 2005 and 2006, McNeil will determine the timing and volume of those sales. Bringing a product to market is a complex process in which several variables come into play. McNeil has a proven track record of successfully launching new products and dominating its chosen markets.

At IMI, our focus is on enhancing our current technologies, further developing our cancer franchise and expanding our product offering, all with a view to building the value of our business. Our primary objectives for 2005 include:

•	Starting a major U.S. colorectal cancer study with ColorectAlert™ led by a U.S. government-sponsored institution;
•	Initiating a clinical trial directed at expanding PREVU*’s regulatory claims to screening for risk of heart attack;
•	Developing an additional test format for PREVU*;
•	Seeking regulatory approval of PREVU* LT in Canada and Europe later this year; and
•	Achieving milestone payments from McNeil.

IMI is building a world-class portfolio of predictive medicine technologies. Overall, we are making excellent progress towards our strategic goals, while building international enthusiasm and acceptance of new approaches to screening for disease.

We appreciate your continuing support.

Sincerely,
Brent Norton, MD, MBA
President and Chief Executive Officer

IMI First Quarter 2005 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report and the Annual Information Form for the year ended December 31, 2004, and the Form 20-F for the year ended December 31, 2003 in evaluating IMI’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on Edgar at www.edgar-online.com.

Overview
IMI International Medical Innovations Inc. is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease (CVD) and cancer.

When detected at an early-stage, CVD and cancer can be more effectively treated or perhaps prevented altogether. IMI is developing easy-to-use, accurate and cost effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and, in some cases, eventually right at home. IMI’s product pipeline includes:

Coronary Artery Disease (CAD) Risk Assessment:
•	PREVU* Point of Care Skin Sterol Test (cleared for sale in the U.S., Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format
•	PREVU* PT Skin Sterol Test, a consumer format

Cancer Screening Tests:
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

* IMI’s skin sterol technology has been branded by McNeil Consumer Healthcare as PREVU* Skin Sterol Test (“PREVU*”)

Operating Results

Net Loss
For the three months ended March 31, 2005 (Q1 2005), IMI reports a net loss of $1,302,000 or $0.06 per share compared to a loss of $1,083,000 or $0.05 per share for the quarter ended March 31, 2004 (Q1 2004).

Revenue
Total product-related sales to our licensee, McNeil Consumer Healthcare, (“McNeil”) were $12,000 for Q1 2005 compared to nil for Q1 2004. License revenue was $77,000 compared to $2,000 for Q1 2004. License revenue is based on the upfront cash payments received in

IMI First Quarter 2005 Report

accordance with the respective worldwide and Canadian licensing agreements which were deferred when received and are being recognized into income on a straight-line basis over the terms of the agreements.

Subsequent to the quarter-end, in April 2005 product sales of $179,000 were recorded that had been committed to by McNeil for Q1 2005. The invoice was issued in Q1 and title had passed to McNeil in accordance with the license agreements but delivery was deferred until April. As a result, the amount was included in accounts receivable and deferred revenue on the balance sheet.

Research and Development
Research and development expenditures for the quarter increased by $71,000 to $642,000 compared to $571,000 in Q1 2004. The variance for the period reflects:
•	an increase in stock-based compensation resulted in non-cash expenses related to research of $30,000, compared to $20,000 for Q1 2004.
•	an increase of $82,000 in spending on clinical trials for skin cholesterol and lung cancer.
•	a decrease of $47,000 in sub-contracted research expenses compared to Q1 2004 reflecting completion of the prototype of the consumer version of the skin sterol test.

General and Administration
General and administration expenses amounted to $764,000 for Q1 2005 compared to $521,000 in Q1 2004, an increase of $243,000. The increase for the quarter reflects:
•	an increase in stock-based compensation, a non-cash expense, of $65,000 to $99,000 for Q1 2005 compared to $34,000 for Q1 2004.
•
an increase of $90,000 in professional fees for legal, audit and human resources, some of which related to legal expenses associated with IMI’s petition to reinstate two U.S. skin sterol patents that had been listed as abandoned in 2004.

•	an increase of $60,000 reflecting additional consulting expenses for investor relations.

Amortization
Amortization expenses for equipment and acquired technology for Q1 2005 amounted to $52,000 compared to $57,000 for Q1 2004 as a result of the lower net book value of the acquired technology. Purchases of capital assets, primarily in support of our clinical trial program, amounted to $82,000 during Q1 2005 compared to $73,000 in Q1 2004.

Recoveries and Other Income
Interest income amounted to $29,000 for Q1 2005, compared to $28,000 for Q1 2004. Refundable scientific investment tax credits accrued for Q1 2005 amounted to $50,000 versus $37,000 for Q1 2004.

IMI First Quarter 2005 Report

Contractual Obligations

As at March 31, 2005 IMI had certain contractual obligations and commitments related to ongoing clinical trials, research agreements and consultants as follows:

	Total	Less than 1 Year	1 - 2 Years
Clinical Trials	$668,000	$573,000	$95,000
Research Agreements	60,000	60,000	nil
Other	73,000	73,000	nil
Total	$801,000	$706,000	$95,000

Certain other obligations, totaling up to $350,000, are only payable upon the achievement of specific events.

Liquidity and Capital Resources

As at March 31, 2005 IMI had cash, cash equivalents and short-term investments totaling $3,630,000 ($5,200,000 as at December 31, 2004). We invest our funds in short-term financial instruments and marketable securities. IMI received $78,000 from the exercise of options and $120,000 from the repayment of shareholder loans. Cash used to fund the operating activities during Q1 2005 amounted to $1,730,000 compared to $834,000 in Q1 2004, which was impacted by the reduction in accounts payable and accrued liabilities by $466,000 during Q1 2005. IMI has no long-term debt.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and the recovery of scientific research tax credits (ITCs). Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities, product sales and royalties, its existing cash resources together with the ITC receivable of $439,000 will be sufficient to meet its current operating and capital requirements until at least Q2 2006.

However, the Company’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in its product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals.

IMI First Quarter 2005 Report

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Product sales	$12,359	$83,258	nil	$100,000	nil	nil	nil	Nil
License revenue	$76,725	$196,905	$76,725	$26,725	$1,725	$1,725	$1,725	$1,725
Investment tax credits	$50,000	$50,000	$55,000	$63,000	$37,000	$50,929	$56,634	$77,583
Interest Income	$28,890	$34,933	$31,549	$29,637	$27,507	$85,000	$48,383	$69,477
Net loss	$1,301,912	$1,803,625	$1,202,908	$1,479,666	$1,082,700	$1,426,801	$992,174	$832,574
Net loss per share(1):
- basic and diluted	$0.06	$0.08	$0.06	$0.07	$0.05	$0.06	$0.05	$0.04
Note:
(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended March 31, 2005 was 21,276,497.

Factors That Could Affect Future Results

Financial Risks

IMI is exposed to financial market risks such as interest rates and foreign exchange fluctuations. IMI’s cash is invested in short-term, high-grade securities with varying maturities. Since IMI’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on IMI’s results of operations.

IMI makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to IMI.

Volatility of Trading Market for IMI’s Common Shares

The volatility of IMI’s share price may affect the trading market for IMI’s common shares. There can be no assurance that an active trading market for the common shares will be sustained or that the trading price of the common shares will not be subject to significant fluctuations.

Other Risks

Marketing. IMI has no experience in marketing products and has developed a strategy to out-license the marketing to one or more partners, such as major diagnostic or pharmaceutical companies. If IMI cannot successfully market and cause acceptance of its products, IMI will be unable to execute its business plan.

IMI First Quarter 2005 Report

Lack of Significant Ongoing Revenues. To date, IMI has not generated significant ongoing revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. IMI has historically benefited from the inclusion of Canadian federal and provincial refundable scientific ITCs in its annual operating results, although there can be on assurance that ITCs will continue to be available to IMI. If IMI is unable to generate significant revenues and become profitable in the near future, its business could fail.

Patents and Proprietary Technology. IMI’s success will depend, in part, on our ability to acquire patents or licenses, maintain trade secret protection and operate without infringing the proprietary rights of third parties. While IMI routinely obtains patents for its products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Product Development.  IMI does not undertake basic research, but in-licenses the rights to technologies that have demonstrated some clinical efficacy in human testing and then completes product development in preparation for clinical trials. There are numerous uncertainties involved in product performance and clinical testing and there can be no assurance that IMI’s ongoing development and clinical trial activities will provide positive outcomes.

Supply and Manufacture.  IMI relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. IMI has not experienced any material problems, such as disruptions of supply, with these manufacturers to date. If IMI is not able to continue to obtain materials in a timely fashion, the progress of IMI’s clinical trials and product sales could be negatively affected.

Government Regulations.  Securing regulatory clearances for the marketing of medical devices from the Health Protection Branch (HPB) in Canada and the Food and Drug Administration (FDA) in the U.S. can be a long and expensive process, which can delay product development. No assurances can be provided that any future human trials, if undertaken, will yield favourable results, or that regulatory clearance will be granted at all. As at the date of this report, IMI has received regulatory clearance in Canada, the U.S. and Europe for PREVU* Point of Care (POC) Skin Sterol Test.

Personnel.  IMI’s ability to develop products depends, to a great extent, on its ability to attract and retain highly qualified personnel. IMI is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. To date, IMI has not experienced a high rate of employee turnover.

Dated May 11, 2005

IMI First Quarter 2005 Report

IMI International Medical Innovations Inc.
Interim Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by the management of IMI International Medical Innovations Inc. The consolidated financial statements for the three- month periods ended March 31, 2005 and 2004 have not been reviewed by the auditor of IMI International Medical Innovations Inc.

IMI First Quarter 2005 Report

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
Consolidated Balance Sheets
(in Canadian Dollars)
As at March 31, 2005 and December 31, 2004

	March 31	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$308,642	$239,458
Short-term investments	3,321,215	4,956,945
Accounts receivable	228,407	222,348
Inventory	273,702	267,500
Prepaid expenses and other receivables	273,074	137,015
Investment tax credits receivable	439,000	389,000
Total current assets	4,844,040	6,212,266
Capital assets, net of accumulated amortization of $615,318 (2004 - $581,155)	468,440	420,955
Acquired technology, net of accumulated amortization of $802,542 (2004 -$784,399)	344,715	362,858
	$5,657,195	$6,996,079
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$844,780	$1,021,086
Accrued liabilities	276,964	566,951
Current portion of deferred revenue	485,675	306,900
Total current liabilities	1,607,419	1,894,937
Deferred revenue	2,527,575	2,604,300
Total liabilities	4,134,994	4,499,237
Shareholders' equity
Capital stock	24,404,722	24,192,321
Contributed surplus	1,443,057	1,328,187
Warrants	200,000	200,000
Deficit	(24,525,578)	(23,223,666)
Total shareholders' equity	1, 522,201	2,496,842
	$5,657,195	$6,996,079

See accompanying notes

IMI First Quarter 2005 Report

IMI International Medical Innovations Inc.
Consolidated Statements of Loss and Deficit

	Three months ended
	March 31 2005	March 31 2004
REVENUE	$12,359	$-
Product sales	76,725	1,725
License revenue	89,084	1,725
Cost of product sales	11,229	-
Gross Profit	77,855	1,725
EXPENSES
Research and development	$642,486	$571,110
General and administration	763,865	520,554
Amortization	52,306	57,268
	1,458,657	1,148,932
RECOVERIES AND OTHER INCOME
Investment tax credits	50,000	37,000
Interest	28,890	27,507
	78,890	64,507
Net loss for the period	(1,301,912	(1,082,700)

Deficit, beginning of period	(23,223,666	(17,654,767)
Deficit, end of period	$(24,525,578	$(18,737,467)
Basic and diluted loss per share	$(0.06	$(0.05)
Weighted average number of common shares outstanding	21,276,497	21,262,979

See accompanying notes

IMI First Quarter 2005 Report

IMI International Medical Innovations Inc.
Consolidated Statements of Cash Flows

	Three months ended
	March 31 2005	March 31 2004

OPERATING ACTIVITIES
Net loss for the period	$(1,301,912)	$(1,082,700)
Add item not involving cash
Amortization	52,306	57,268
Stock compensation costs included in:
Research and development expense	30,321	20,182
General and administrative expense	98,550	34,181
Net change in non-cash working capital balances related to operations	(532,221)	138,744
Decrease in deferred revenue	(76,725)	(1,725)
Cash used in operating activities	(1,729,681)	(834,050)
INVESTING ACTIVITIES
Short term investments	1,635,730	1,074,416
Purchase of capital assets	(35,265)	(73,004)
Cash provided by investing activities	1,600,465	1,001,412
FINANCING ACTIVITIES
Issuance of capital stock, net	198,400	10,868
Cash provided by financing activities	198,400	10,868
Net increase in cash and cash equivalents during the period	69,184	(178,230)
Cash and cash equivalents
- Beginning of period	239,458	61,625
- End of period	$308,642	$239,855
Represented by
Cash	$308,642	$239,855
Cash equivalents	-	-
	$308,642	$239,855

See accompanying notes

IMI First Quarter 2005 Report

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2004. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The Company has reviewed its policies and determined that there was no impact as a result of adopting this pronouncement.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2004.

3.    STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

IMI First Quarter 2005 Report

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended March 31
	2005	2004
Net loss as reported	$(1,301,912)	$(1,082,700)
Estimated stock-based compensation costs	(55,854)	(60,984)
Pro forma net loss	$(1,357,766)	$(1,143,684)
Pro forma basic and diluted loss per common share	$(0.06)	$(0.05)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: risk free interest rate of 4.56%, expected dividend yield of nil, expected volatility of 55.5%, and expected option life of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2004.

4.    SHARE CAPITAL

a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series

b)	Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$

Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508
Issued on exercise of options	31,000	78,400	─	78,400
Issuance of stock options	─	─	114,870	114,870
Issued under share purchase plan	4,667	14,001	─	14,001
Repayment of share purchase loans	180,000	120,000	─	120,000
Balance, March 31, 2005	21,529,262	24,404,722	1,443,057	25,847,779

c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$
Balance, December 31, 2004	2,130,285	3.53
Granted	443,500	2.95
Exercised	(31,000)	2.53
Expired	(10,000)	3.10
Balance, March 31, 2005	2,532,785	3.44

IMI First Quarter 2005 Report

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS
      Changes in non-cash working capital balances related to operations comprise of:

	Three months ended March 31
	2005		2004
Accounts receivable	$(6,059)	$	─
Inventory	(6,202)		─
Prepaid expenses and other receivables	(136,059)		59,771
Investment tax credits receivable	(50,000)		(37,000)
Accounts payable and accrued liabilities	(512,676)		115,973
Current position of deferred revenue	178,775		─
	$(532,221)		$138,744

Excluded from the consolidated statements of cash flows for the three months ended March 31, 2005 and 2004, respectively, are accounts payable and accrued liabilities of $46,383 and $42,734 for capital asset acquisitions and the issuance of warrants paid as compensation for services of nil and $1.

IMI First Quarter 2005 Report

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

4211 Yonge Street	Equity Transfer Services Inc.
Suite 615	120 Adelaide Street West, Suite 420
Toronto, Ontario	Toronto, Ontario
M2P 2A9	T: 416-361-0152 ext. 221
T: 416-222-3449	www.equitytransfer.com
F: 416-222-4533
www.imimedical.com	Shareholder services provided by the transfer agent:

Investor Relations Contact	-Change of address
- Eliminate multiple mailings
Sarah Borg-Olivier	- Transfer IMI shares
Director, Communications	- Other shareholder account inquiries
T: 416-222-3449 ext. 27
sbolivier@imimedical.com
Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Chief Financial Officer	Ernst & Young Tower
T: 416-222-3449	Toronto Dominion Centre
rhosking@imimedical.com	Toronto, Ontario

General or Investor Inquiries	Legal Counsel

info@imimedical.com	Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
One Financial Center
Boston, Massachusetts

IMI First Quarter 2005 Report
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